                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                        Millennium Pharmaceuticals, Inc.
           ---------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        Millennium Pharmaceuticals, Inc.
           ---------------------------------------------------------
                        (Name of Filing Person (Offeror))

             5.00% Convertible Subordinated Notes due March 1, 2007
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   217753 AC 6
                                   217753 AD 4
           ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            John B. Douglas III, Esq.
              Senior Vice President, General Counsel and Secretary
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 679-7000
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 with copies to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                             Stuart R. Nayman, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[_]   going-private transaction subject to Rule 13e-3.

[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  TENDER OFFER

     This Amendment No. 4 to Tender Offer Statement on Schedule TO is the final amendment relating to an offer (the "Offer") by Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), to purchase for cash, on the terms and subject to the conditions set forth in the Notice of Put Right and Offer to Purchase, dated March 31, 2003 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), any and all of its outstanding 5.00% Convertible Subordinated Notes due March 1, 2007. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and
(a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 31, 2003. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items in this Statement.

     This Amendment No. 4 amends the Schedule TO in order to report the final results of the Offer. The Offer expired at 9:00 A.M., Eastern Time, on Tuesday, April 29, 2003. Pursuant to the Offer $283,724,000 in aggregate principal amount of 5.00% Convertible Subordinated Notes due March 1, 2007 was validly tendered and not withdrawn prior to expiration of the Offer, all of which was accepted for payment by Millennium.

ITEM 12.     EXHIBITS.

     The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(5)(ii) the following:

     "(a)(5)(iii)   Press Release Regarding Final Results of the Offer, dated
                    April 29, 2003."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

                                    MILLENNIUM PHARMACEUTICALS, INC.

                                    By:    /s/ John B. Douglas III
                                        --------------------------------
                                        John B. Douglas III
                                        Senior Vice President, General Counsel
                                        and Secretary

Date: April 29, 2003

                                  EXHIBIT INDEX

      Exhibit
      Number                     Description
      (a)(1)(i)         Notice of Put Right and Offer to Purchase, dated March
                        31, 2003.*

      (a)(1)(ii)        Letter of Transmittal, dated March 31, 2003.*

      (a)(1)(iii)       Letter to Clients, dated March 31, 2003.*

      (a)(1)(iv)        Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees, dated March 31, 2003.*

      (a)(1)(v)         Guidelines to Form W-9.*

      (a)(5)(i)         Press Release Regarding Offer, dated March 31, 2003.*

      (a)(5)(ii) Press Release Regarding Terms of Convertible Notes, dated April 21, 2003.*

      (a)(5)(iii) Press Release Regarding Final Results of the Offer, dated April 29, 2003.**

      (d)(1)            Indenture by and between COR Therapeutics, Inc. and
                        Firstar Bank, N.A., dated February 24, 2000 (previously filed as Exhibit 4.1 to the COR Therapeutics, Inc.
                        Quarterly Report on Form 10-Q for the period ended March
                        31, 2000, File No. 0-19290, and incorporated herein by reference).

      (d)(2)            First Supplemental Indenture, dated as of February 12,
                        2002, among Millennium, COR Therapeutics, Inc. and U.S.
                        Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5.00% Convertible Subordinated Notes due
                        March 1, 2007 (previously filed as Exhibit 4.5 to the
                        Millennium Pharmaceuticals, Inc. Current Report on Form
                        8-K filed on February 13, 2002, File No. 0-28494, and incorporated herein by reference).

      (d)(3)            Second Supplemental Indenture, dated as of February 12,
                        2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5.00%
                        Convertible Subordinated Notes due March 1, 2007
                        (previously filed as Exhibit 4.6 to the Millennium
                        Pharmaceuticals, Inc. Current Report on Form 8-K filed on February 13, 2002, File No. 0-28494, and incorporated herein by reference).

      (d)(4)            Third Supplemental Indenture, dated as of April 22,
                        2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5.00%
                        Convertible Subordinated Notes due March 1, 2007
                        (previously filed as Exhibit (d)(6) to Amendment No. 2 to the Millennium Pharmaceuticals, Inc. Schedule TO-I,
                        File No. 005- 49167, and incorporated herein by reference).

      (d)(5)            Registration Rights Agreement among COR Therapeutics,
                        Inc. and Goldman, Sachs & Co., Chase H&Q, a division of
                        Chase Securities Inc., CIBC World Markets Corp.,
                        FleetBoston Robertson Stephens Inc. and Warburg Dillon
                        Read LLC, dated February 24, 2000 (previously filed as
                        Exhibit 10.2 to the COR Therapeutics, Inc. Quarterly
                        Report on Form 10-Q for the period ended March 31, 2000,
                        File No. 0-19290, and incorporated herein by reference).

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*   Previously filed
**  Filed herewith